Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

March 6, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Kieran G. Brown

RE:	Central Europe and Russia Fund, Inc. (the “Fund”) (File No. 811-06041) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Mr. Brown:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on February 15, 2013 with regard to the above-noted Proxy Statement filed with the SEC on February 6, 2013.

The Staff’s comments are restated below followed by the Funds’ responses.

1.	Comment: Please add discussion of the rationale for management recommending additional exposure to Turkey rather than some other European market.

Response:  The proxy statement has been amended to note that Turkey constitutes the second largest weighting in the Fund’s benchmark and that portfolio managers would like greater flexibility to use investments in Turkey as market conditions change.  The amended disclosure is included in the Q&A section, in the Introduction and under the heading “Effect of Adoption of the Proposal.”

2.	Comment: Please name the Fund’s benchmark.

Response:  References to the Fund’s benchmark have been added in conjunction with the discussion noted in comment 1 above.

3.	Comment: When discussing the Board’s recommendation to shareholders, please be consistent in the use of the term “unanimous.”

Response: The proxy statement has been amended to consistently reference the Board’s recommendation.

4.	Comment: The proxy includes the following explanation of how the Fund determines the domicile of an issuer:

             An issuer is deemed to be “domiciled” in a country or region if: (1) it is organized under the laws  of that country, or a country within that region, or maintains its principal place of business in that country or region, (2) it derives 50% or more of its annual revenues or profits from goods produced or sold, investments made or services performed in that country or region, or has 50% or more of its assets in that country or region, in each case as determined in good faith by the Fund’s Investment Adviser, or (3) its equity securities are traded principally in that country or region.

Rule 35d-1 of the Investment Company Act of 1940 (the “names rule”) requires a fund with a name indicating a geographic focus have a policy to invest at least 80% of assets in investments that are tied economically to the particular country or geographic region suggested by the fund’s name.  The Staff considers clause (2) in the above definition to be sufficient to meet this test, but does not feel that the conditions in clauses (1) and (3) are sufficient.

Response:  The Fund believes that its 80% policy is in compliance with Rule 35d-1 because all three conditions included in the current explanation of domicile reflect strong economic ties between an issuer and the geographic region that is the focus of the Fund.  In particular, the Fund notes that the three conditions included in the proxy statement are virtually identical to the test for geographic focus included in the Proposing Release for the names rule (62 FR 10955) and discussed in the rule’s Adopting Release  (66 FR 8509-01).  In Footnote 24 of the Adopting Release, the SEC set forth the relevant criteria in proposed rule 35d-1(a)(3), stating that the investment “would have to have been in:  (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.”  In the Adopting Release the SEC noted that it was persuaded by commenters who argued that “the specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”  The SEC noted that the approach in the final rule “will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.”   Each of (1), (2) and (3) above in the Fund’s current definition of domicile is thus specified by the SEC as an appropriate criterion for selection of investments “that are tied economically to the particular country or geographic region suggested by [the Fund’s]

 name” in accordance with Rule 35d-1.  Finally, the Fund’s current policy appears consistent with industry practice.  Therefore, the Fund has retained the existing language in the proxy statement.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

                     /s/Laura McCollum

Laura McCollum
Vice President and Counsel

cc:           Donald Crawshaw, Esq., Sullivan & Cromwell LLP